EXHIBIT 99.1


Internet Gold's 100% Subsidiary Smile.Media, Acquires the Remaining 48% of TIPO, Israel's Leading Children's Portal

Press Release

Source: Internet Gold

On Monday October 5, 2009, 3:06 am EDT

PETACH TIKVA, Israel, October 5 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that it's wholly owned subsidiary, Smile.Media, has acquired the remaining 48% interest in Hype Active Media Ltd . Hype is the owner and operator of TIPO (tipo.co.il), Israel's leading children's portal. In September 2009, TIPO achieved approximately 700,000 unique users, making it Israel's highest rated portal targeting children aged 8 -15.

Launched in 2003, TIPO offers a broad selection of exciting content and youth-oriented applications, including instant messaging, chat-rooms and forums, as well as personal website building and hosting services. During August 2005, Smile Media first acquired 50% of Hype's shares and then during September 2006 acquired an additional 2%.

"This acquisition is another step in our efforts to expand Smile.Media's position in Israel's growing Internet advertising market," said Mr. Eli Holtzman, CEO of Internet Gold. "With Internet advertising already accounting for more than 10% of Israel's total advertising expenditures, advertisers are recognizing the benefits of this highly-targeted media and TIPO offers them a superb channel for reaching a highly desirable demographic audience."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 74.79% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848